Exhibit 99.5

UNITED UTILITIES PLC
12 APRIL 2005

We received a notification today, from Barclays PLC notifying of its interest on 7 April 2005 in 16,835,297 ordinary shares in United Utilities PLC amounting to 3.01% of the issued share capital.

Registered Holder	Account Designation	Holding

Bank of Ireland		77,977
Barclays Trust Co & Others		874
BARCLAYS TRUST CO AS EXEC/ADM		3,695
Barclays Trust Co DMC69		7,000
Barclays Trust Co NOMS & DYE		700
Barclays Trust Co R69		56,935
BNP Paribas		52,759
CHASE NOMINEES LTD	16376	319,278
CHASE NOMINEES LTD	20947	74,350
CHASE NOMINEES LTD	21359	255,722
CIBC Mellon Global Securities		26,327
Clydesdale Nominees HGB0125	594414	6,500
Clydesdale Nominees HGB0125	686408	5,500
Clydesdale Nominees HGB0125	693013	4,000
Clydesdale Nominees HGB0125	694478	20,000
Clydesdale Nominees HGB0125	694516	8,000
Clydesdale Nominees HGB0125	697515	5,165
Clydesdale Nominees HGB0125	697710	14,500
Clydesdale Nominees HGB0125	697128	14,500
Clydesdale Nominees HGB0125	697736	2,160
Clydesdale Nominees HGB0125	3102406	2,650
Clydesdale Nominees HGB0125	639213	1,720
INVESTORS BANK AND TRUST CO.		139,458
INVESTORS BANK AND TRUST CO.		1,340,306
INVESTORS BANK AND TRUST CO.		219,002
INVESTORS BANK AND TRUST CO.		6,612
INVESTORS BANK AND TRUST CO.		758,257
INVESTORS BANK AND TRUST CO.		41,120
INVESTORS BANK AND TRUST CO.		133,319
INVESTORS BANK AND TRUST CO.		2,854,641
INVESTORS BANK AND TRUST CO.		471,550
INVESTORS BANK AND TRUST CO.		13,915
INVESTORS BANK AND TRUST CO.		7,716
INVESTORS BANK AND TRUST CO.		101,536
INVESTORS BANK AND TRUST CO.		16,016
INVESTORS BANK AND TRUST CO.		118,800
INVESTORS BANK AND TRUST CO.		1,011,010
JP MORGAN (BGI CUSTODY)	16331	91,214
JP MORGAN (BGI CUSTODY)	16338	34,727
JP MORGAN (BGI CUSTODY)	16341	326,627
JP MORGAN (BGI CUSTODY)	16342	66,918
JP MORGAN (BGI CUSTODY)	16400	5,685,653
JP MORGAN (BGI CUSTODY)	17011	9,159
JP MORGAN (BGI CUSTODY)	18409	258,037
JPMORGAN CHASE BANK		94,555
JPMORGAN CHASE BANK		159,744
JPMorgan Chase Bank		16,819
JPMorgan Chase Bank		6,025
JPMorgan Chase Bank		1,305

JPMorgan Chase Bank		5,462
JPMorgan Chase Bank		38,666
JPMorgan Chase Bank		3,806
JPMorgan Chase Bank		76,537
JPMorgan Chase Bank		6,073
JPMorgan Chase Bank		12,699
JPMorgan Chase Bank		74,789
JPMorgan Chase Bank		23,554
JPMorgan Chase Bank		296,149
JPMorgan Chase Bank		60,597
JPMorgan Chase Bank		86,862
Mellon Trust & SF Boston		70,761
Mellon Trust & SF Boston		77,092
Mellon Trust of New England		88,556
Mitsubishi Trust International		3,617
NORTHERN TRUST BANK – BGI SEPA		21,922
NORTHERN TRUST BANK – BGI SEPA		95,935
NORTHERN TRUST BANK – BGI SEPA		113,105
R C Greig Nominees Limited a/c	BL1	68,851
R C Greig Nominees Limited a/c	CM1	27,347
R C Greig Nominees Limited GP1	GP1	123,923
R C Greig Nominees Limited SA1	SA1	38,306
Reflex Nominees Ltd		2,379
Reflex Nominees Ltd		4,531
State Street		9,514
STATE STREET BOSTON		395,694
STATE STREET BOSTON		47,874
Wells Fargo Seattle		9,423
ZEBAN NOMINEES LIMITED		6920

Total		16,835,297

-0-

United Utilities’ ordinary and ‘A’ shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.